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Miranda Sturgis

Partner

(215) 564-8131

msturgis@stradley.com

August 14, 2025

Filed via EDGAR

Mr. Daniel Greenspan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Registrant” or the “Trust”)

  (File Nos. 333-208873 and 811-23124)

Dear Mr. Greenspan:

On behalf of the Trust, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on July 30, 2025, regarding Post-Effective Amendment Nos. 118/122 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed with the SEC pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on June 13, 2025. The sole purpose of the Amendment was to register a new series of the Trust: Franklin Dividend Growth ETF (the “Fund”). The Trust will file a subsequent Post-Effective Amendment under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits, as applicable. Each comment is summarized below, followed by the Fund’s response to the comment. Capitalized terms not defined herein have the meaning ascribed to such terms in the Amendment.

Comment 1: Please confirm the Fund’s investment objective “to seek to provide long-term capital” is consistent with its dividend focused investment strategy.

Response: The Trust so confirms.

Comment 2: In the Principal Investment Strategies section of the Prospectus, please revise the disclosure to describe any additional portfolio construction parameters or limitations, if applicable, that clarify how the investment manager identifies and selects investments for the Fund and constructs the Fund’s investment universe, including any criteria, limitations or standards apply.

Response: The Trust confirms that the investment process disclosure for the Fund is accurate and declines to revise the disclosure at this time.

Comment 3: In the Principal Investment Strategies section of the Prospectus, the disclosure provides: “The Fund invests predominantly in equity securities, primarily common stock. Equity securities include common stocks, preferred stocks, and securities convertible into common stocks, as well as equity-related instruments and other investments with similar economic characteristics.” Please clarify what is meant by the reference to “other investments with similar economic characteristics” in this context (e.g., what investments are intended to be included beyond those specified in the disclosure).

Response: The above-cited reference to “other investments with similar economic characteristics” has been removed.

Comment 4: With respect to the principal risk disclosure, please revise as necessary to ensure that all of the risk factors disclosed in response to Item 9 are also included in the summary section. Specifically, we note the “ESG Considerations” risk is included in the Item 9 section, but no corresponding risk is included in the summary section.

Response: The Trust confirms that the principal risks of the Fund are accurately disclosed and respectfully declines to revise the disclosure as requested at this time. Because ESG considerations are just one facet of the Fund’s investment process and do not constitute a principal investment strategy or risk of the Fund, the Trust believes that expanding on the risks related to the incorporation of ESG-related considerations in the Fund’s portfolio construction process in the Item 9 section without including a related risk factor in the Fund summary is appropriate and consistent with the requirements of Form N-1A.

Comment 5: To the extent investing in emerging markets is a principal strategy and/or principal risk of investing in the Fund, please include appropriate discussion of that strategy and corresponding risk in the Prospectus as appropriate. Additionally, please disclose the amount the Fund invests in emerging markets, including any unique risks associated with such investments.

Response: The Trust confirms that investments in emerging markets securities are not a principal investment strategy or principal risk of the Fund and accordingly, no further changes have been made in response to this comment.

Comment 6: In the “Fund Details” section of the Prospectus, we note the Fund includes disclosure regarding how the investment manager analyzes investment opportunities with reference to environmental, social and governance (ESG) factors. Please briefly identify examples of ESG factors and any risks considered.

Response: The Trust notes that ESG-related data, risks or opportunities that may be analyzed and considered as a part of the Fund’s portfolio construction process are expected to be dynamic and may vary in the investment manager’s discretion. Accordingly, the Trust respectfully declines to revise the disclosure as requested at this time.

Comment 7: In the Statement of Additional Information under “Fundamental Investment Policies,” please consider revising the fundamental investment policy regarding concentration to include a reference to “a particular industry or group of industries” to more closely align with the statutory language in Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust respectfully submits that the current policy formulation satisfies applicable disclosure requirements per Form N-1A and the 1940 Act. By way of additional background, the Trust notes that funds across the Franklin Templeton complex generally use a uniform formulation of the fundamental investment policy on concentration where a fund does not have a policy to concentrate in a particular industry or group of industries, in order to facilitate efficiencies in compliance monitoring and administration. Accordingly, the Trust respectfully declines to make the requested change at this time.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Miranda Sturgis

Miranda Sturgis

cc: Tara Gormel, Franklin Templeton

Harris Goldblat, Franklin Templeton

Steve Feinour, Stradley Ronon